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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 7)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

with a copy to:
ArcelorMittal S.A.
19, avenue de la Liberté	DLA Piper LLP (US)
L-2930 Luxembourg	1251 Avenue of the Americas
Grand Duchy of Luxembourg	New York, NY 10020
+352 4792 2414	(212) 335-4517
Attn: Henk Scheffer	Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1 of 5 Pages)

CUSIP No. 655053106	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ArcelorMittal S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,663,651
8. Shared Voting Power None
9. Sole Dispositive Power 16,663,651
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,663,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 655053106	13D	Page 3 of 5 Pages

This Amendment No. 7 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A., a Luxembourg corporation, and Mittal Steel Company N.V., a Netherlands corporation, with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”) and amended on August 31, 2007, March 4, 2008, March 21, 2008, April 7, 2008, February 13, 2009 and May 8, 2009. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

This item is amended to reflect the following changes to information previously reported.

ArcelorMittal S.A., the Luxembourg corporation formerly named Arcelor S.A. (“ArcelorMittal” or the “Reporting Person”), is filing this Amendment No. 7 to the Schedule 13D.

Mr. Michel Marti, Mr. Sergio Silva de Freitas, Mr. Jean-Pierre Hansen and Mr. Ignacio Fernández Toxo are no longer members of the board of directors of ArcelorMittal.

Item 4.	Purpose of Transaction

As previously reported, the transactions pursuant to which the Reporting Person acquired securities of the Company beginning in 2007 were in furtherance of a strategic business combination whereby ArcelorMittal combined its European laser-welded blanks operations with the business of the Company in exchange for consideration including cash, certain promissory notes, the assumption of certain financial obligations and shares of Common Stock. Subsequently, on April 15, 2009, the Company commenced a voluntary proceeding under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Michigan (the “Bankruptcy Court”). In furtherance of its restructuring, the Company sought a buyer for its European business, consisting of the shares of Noble European Holdings B.V., a private limited liability company organized under the laws of the Netherlands (“Noble BV”), together with the direct and indirect holdings and assets of Noble BV (the “Acquired Assets”).

On May 8, 2009, ArcelorMittal and the Company entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which ArcelorMittal agreed to acquire the Acquired Assets, subject to the terms and conditions of the Purchase Agreement, in a sale pursuant to Section 363 of the Bankruptcy Code. On May 29, 2009, the Bankruptcy Court issued an order approving the Purchase Agreement and the Company’s sale of the Acquired Assets to ArcelorMittal pursuant to the Purchase Agreement.

On July 17, 2009, ArcelorMittal, through one of its subsidiaries, and the Company closed the acquisition of the Acquired Assets (the “Closing”) pursuant to the Purchase Agreement.

At the Closing, as required by the Purchase Agreement, the Company and ArcelorMittal executed and delivered a mutual general release (the “Mutual Release”) of all claims that such party and its affiliates had against the other party except for claims (a) under the Purchase Agreement, (b) relating to the delivery of goods and performance of services in the ordinary course of business, or (c) arising after the date of the Mutual Release. In addition, the Mutual Release did not release ArcelorMittal’s and its affiliates’ claims against the Company with respect to (i) subordinated debt owed to ArcelorMittal and its affiliate by the Company in the original principal amount of $65 million or (ii) amounts owed to Noble BV by the Company with respect to a certain forward foreign exchange transaction.

As a result of the Mutual Release, ArcelorMittal’s rights and obligations under the Standstill and Stockholder Agreement and the Registration Rights Agreement, both dated August 31, 2007, and described in Item 6 of Amendment No. 1 to this Schedule 13D, have been released and discharged.

CUSIP No. 655053106	13D	Page 4 of 5 Pages

Except as previously described in this Item 4, as amended to date, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 655053106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: July 20, 2009

ArcelorMittal S.A.

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary